UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GDEV Inc.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Ordinary Shares, No Par Value Per Ordinary Share

(Title of Class of Securities)

G6529J100

(CUSIP Number of Class of Securities)

Andrey Fadeev, Chief Executive Officer

GDEV Inc.
55, Griva Digeni
3101, Limassol
Cyprus

Telephone: +35722580040

(Name, address and telephone number of person authorized to receive notices and communication on behalf of the filing person)

Copy to:
J. David Stewart

Latham & Watkins LLP

99 Bishopsgate

London EC2M 3XF

United Kingdom

Telephone: +44 (0)20 7710 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by GDEV Inc., a British Virgin Islands business company (the “Company,” “we,” “us” or “our”), to purchase for cash a minimum of 15,000,000 GDEV ordinary shares, no par value per ordinary share (each, a “share”), up to a maximum of 20,000,000 shares, at a purchase price of $2.00 per share (the “Purchase Price”), net to the seller, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 19, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Tender Offer Statement on Schedule TO, and as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)            The name of the issuer is GDEV Inc., a British Virgin Islands business company, and the address of its principal executive office is 55, Griva Digeni, 3101, Limassol, Cyprus. The telephone number of its principal executive office is +35722580040.

(b)            The subject securities are ordinary shares of the Company, no par value per ordinary share. As of December 18, 2023, there were 197,434,304 ordinary shares issued and outstanding. The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)            The information set forth under Section 7 (“Price Range of the Shares; Dividends”) in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)            The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth under Section 9 (“Information about GDEV Inc.”) in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)            The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

(i)            “Summary Term Sheet”;

(ii)            “Introduction”;

(iii)            Section 1 (“Terms of the Offer”);

(iv)            Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”);

(v)            Section 3 (“Procedures for Tendering Shares”);

(vi)            Section 4 (“Withdrawal Rights”);

(vii)            Section 5 (“Purchase of Shares and Payment of Purchase Price”);

(viii)            Section 6 (“Conditions of the Offer”);

(ix)            Section 10 (“Interest of Directors, Executive Officers and Other Affiliates; Transactions and Arrangements Concerning the Shares”);

(x)            Section 13 (“Tax Considerations”); and

(xi)            Section 14 (“Extension of the Offer; Termination; Amendment”).

(b)            The information set forth under “Introduction” in the Offer to Purchase and under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)            The information set forth under Section 10 (“Interest of Directors, Executive Officers and Other Affiliates; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)            The information regarding the purpose of the transaction set forth under “Summary Term Sheet” in the Offer to Purchase and Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) in the Offer to Purchase is incorporated herein by reference.

(b)            The information the treatment of shares acquired pursuant to the tender offer set forth under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) in the Offer to Purchase is incorporated herein by reference.

(c)            The information about any plans, proposals or negotiations set forth under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) and Section 10 (“Interest of Directors, Executive Officers and Other Affiliates; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)            Information set forth under Section 8 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

(b)            Not applicable.

(d)            Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)            The information set forth under Section 10 (“Interest of Directors, Executive Officers and Other Affiliates; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

(b)            The information set forth under Section 10 (“Interest of Directors, Executive Officers and Other Affiliates; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)            The information set forth under Section 15 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)            The information set forth under Section 9 (“Information about GDEV Inc.”), Section 10 (“Interest of Directors, Executive Officers and Other Affiliates; Transactions and Arrangements Concerning the Shares”), Section 11 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c)            The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

The following exhibits are included or incorporated by reference in this Schedule TO:

Incorporation by Reference
Exhibit No.	Description	Form	File Number	Exhibit No.	Filing Date
(a)(1)(A)*	Offer to Purchase, dated December 19, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 19, 2023.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 19, 2023.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)*	Press Release, dated December 19, 2023.
(b)	Not Applicable.
(d)(1)	Business Combination Agreement, dated as of January 31, 2021, as it may be amended, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Nexters Global, Fantina Holdings Limited, a private limited liability company domiciled in Cyprus, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	F-4	333-257103	2.1	June 15, 2021
(d)(2)	Amendment No. 1 to Business Combination Agreement, dated as of July 17, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Fantina Holdings Limited, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	F-4/A	333-257103	2.2	July 28, 2021

		Incorporation by Reference
Exhibit No.	Description	Form	File Number	Exhibit No.	Filing Date
(d)(3)	Amendment No. 2 to Business Combination Agreement, dated as of August 11, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Nexters Global, Fantina Holdings Limited, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	20-F	001-40758	4.3	August 27, 2021
(d)(4)	Specimen GDEV warrant.	F-4	333-257103	4.2	June 15, 2021
(d)(5)	Warrant Agreement, dated as of August 5, 2020, between Kismet and the Continental Stock Transfer & Trust Company.	F-4	333-257103	4.3	June 15, 2021
(d)(6)	Assignment, Assumption and Amendment Agreement for Kismet's outstanding warrants.	20-F	001-40758	2.4	August 27, 2021
(d)(7)	A&R Forward Purchase Agreement, dated as of January 31, 2021, by and among Kismet Acquisition One Corp, Kismet Sponsor Limited, and the Issuer.	F-4	333-257103	10.1	June 15, 2021
(d)(8)	Form of Subscription Agreement.	F-4/A	333-257103	10.7	July 28, 2021
(d)(9)	2021 Employee Stock Option Plan.	6-K	001-40758	99.1	November 19, 2021
(d)(10)	Amendment to 2021 Employee Stock Option Plan.	S-8/A	333-261757	99.3	December 1, 2023
(d)(11)	Amended and Restated Memorandum and Articles of Association of the Company.	20-F	001-40758	1.1	August 27, 2021
(d)(12)	Form of Director and Officer Indemnification Agreement.	20-F	001-40758	4.9	August 27, 2021
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2023

GDEV Inc.

By:	/s/ Andrey Fadeev
Name: Andrey Fadeev
Title: Chief Executive Officer

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